Ur-Energy Set to Join Russell 3000 Index

LITTLETON, Colo., June 17, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is set to join the broad-market Russell 3000® Index when Russell Investments ("Russell") reconstitutes its comprehensive set of U.S. and global equity indexes on June 28, according to a preliminary list of additions posted June 14 on www.russell.com/indexes.

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Annual reconstitution of Russell's U.S. indexes captures the 4,000 largest U.S. stocks as of the end of May, ranking them by total market capitalization. Membership in the Russell 3000®, which remains in place for one year, means automatic inclusion in the large-cap Russell 1000® Index or small-cap Russell 2000® Index as well as the appropriate growth and value style indexes. Russell determines membership for its equity indexes primarily by objective, market-capitalization rankings and style attributes.

"The Ur-Energy team is excited to be included in the Russell 3000® Index, validating our continued effort to build shareholder value," said Jeff Klenda, Chairman of the Board of Ur-Energy. "We believe that this provides us with the opportunity to expand our shareholder base as we complete construction of our Lost Creek Project, continue to capitalize on our strategic initiatives and grow our Company."

The Russell 3000® also serves as the U.S. component to the Russell Global Index, which Russell launched in 2007. Russell indexes are widely used by investment managers and institutional investors for index funds and as benchmarks for both passive and active investment strategies. Approximately $4.1 trillion in assets are benchmarked to the Russell Indexes. Russell calculates more than 700,000 benchmarks daily covering approximately 98 percent of the investable market globally, more than 80 countries and 10,000 securities. These investment tools originated from Russell's multi-manager investment business in the early 1980s when the company saw the need for a more objective, market-driven set of benchmarks in order to evaluate outside investment managers.

Total returns data for the Russell 3000 and other Russell Indexes are available at http://www.russell.com/Indexes/performance/default.asp.

About Ur-Energy
Ur-Energy is a junior uranium mining company currently constructing its first in-situ recovery (ISR) uranium mine in south-central Wyoming at its fully licensed and permitted Lost Creek project. The Lost Creek processing facility will have two million pounds per year capacity and is anticipated to be in production mid-year 2013. Ur-Energy engages in the identification, acquisition, exploration and development of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

About Russell
Russell Investments ("Russell") is a global asset manager and one of only a few firms that offers actively managed multi-asset portfolios and services that include advice, investments and implementation. Russell stands with institutional investors, financial advisors and individuals working with their advisors—using the firm's core capabilities that extend across capital market insights, manager research, portfolio construction, portfolio implementation and indexes to help each achieve their desired investment outcomes.

Russell has more than $173 billion in assets under management (as of 3/31/2013) and works with over 2,500 institutional clients, independent distribution partners and individual investors globally. As a consultant to some of the largest pools of capital in the world, Russell has $2.6 trillion in assets under advisement (as of 12/31/2012). It has four decades of experience researching and selecting investment managers and meets annually with more than 2,200 managers around the world. Russell traded more than $1.4 trillion in 2012 through its implementation services business.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies (e.g., timing of completion of construction and commencement of operations at Lost Creek). Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.